info@madisonminerals.com www.madisonminerals.com TSX.V – MMR OTC.BB – MMRSF
2000-1055 West Hastings Street, Vancouver, B.C. V6E 2E9 Canada T.604.331.8772 F.604.331.8773 Toll Free 1.877.529.8475

October 30, 2009

SECURITIES AND EXCHANGE COMMISSION	VIA EDGAR
Judiciary Plaza Office Building
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sir or Madam:

RE:

Madison Minerals Inc. - (File #0-29250)

Form 6-K

On behalf of Madison Minerals Inc., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

MADISON MINERALS INC.

“Chet Idziszek”_________

per:

Chet Idziszek

President

Enclosures

cc:

OTCBB Filings, Attention:  Pam Morris

Miller Thomson, Attention:  Peter McArthur

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of SEPTEMBER 2009

MADISON MINERALS INC. (File #0-29250)

(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9

(Address of principal executive offices)

Attachments:

➢

Madison Minerals Inc. – News Release dated September 24, 2209,

➢

Madison Minerals Inc. – BC FORM 53-901F, Material Change Report,

➢

Madison Minerals Inc. – Interim Consolidated Financial Statements for the period ended July  31, 2009, SEDAR filed on September 29th, 2009.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

MADISON MINERALS INC.

(Registrant)

Date: October 30, 2009

By:      “Chet Idziszek”

Chet Idziszek

Its:      President

(Title)

info@madisonminerals.com www.madisonminerals.com TSX.V – MMR OTC.BB – MMRSF
2000-1055 West Hastings Street, Vancouver, B.C. V6E 2E9 Canada T.604.331.8772 F.604.331.8773 Toll Free 1.877.529.8475

September 24, 2009	Trading Symbols: TSX Venture – MMR OTC\BB – MMRSF Web Site: www.madisonminerals.com

MADISON ARRANGES NON-BROKERED PRIVATE PLACEMENT

Madison Minerals Inc. (TSX-V: MMR) is pleased to report that it has, subject to regulatory approval, arranged a non-brokered private placement of 3,500,000 units at a price of $0.15 per unit to generate proceeds of $525,000.  Each unit will consist of one common share of Madison and one half warrant, every whole warrant entitling the purchase of an additional share at a price of $0.25 per share for a period of twelve months.  A cash commission of 7% will be paid on the placement and Madison has agreed to grant brokers’ warrants for 7% of the units sold.

The proceeds of the placement will be used to fund the preparation of a National Instrument 43-101 compliant resource estimate for Madison’s Lewis Property, located adjacent to Newmont’s 8.5 million ounce Phoenix gold-copper mine in the prolific Battle Mountain-Cortez gold district of Nevada, and for working capital.

To find out more about Madison Minerals Inc., please visit our website at www.madisonminerals.com.

On behalf of the Board of Directors of

MADISON MINERALS INC.

  “Chet Idziszek”

Chet Idziszek, President

NEITHER TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

This is the form of material change report required under Section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE:

This form is intended as a guideline.  A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

If this report is filed on a confidential basis, put at the beginning of the report in block capitals “CONFIDENTIAL - SECTION 85", and in an envelope marked “Confidential - Attention: Supervisor, Financial Reporting”.

Item 1.

Reporting Issuer

Madison Minerals Inc.

Suite 2000, 1055 West Hastings Street

Vancouver, B.C.

V6E 2E9

Item 2.

Date of Material Change

September 25, 2009

Item 3.

Press Release

September 24, 2009, Vancouver, B.C.

Item 4.

Summary of Material Change

Issuer announces arrangement of non-brokered private placement.

Item 5.

Full Description of Material Change

See attached news release.

Item 6.

Reliance on Section 85(2) of the Act

Not applicable.

Item 7.

Omitted Information

There are no other proposed material changes in the affairs of the Issuer which have not been disclosed in this form.

Item 8.

Senior Officers

Enquiries may be directed to J.G. Stewart, the Issuer’s Secretary at

604-331-8772

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to here.

Dated at Vancouver, B.C. this 25th day of September 2009.

MADISON MINERALS INC.

By:	“J.G. Stewart”
Secretary
(Official Capacity)
J.G. Stewart
(Please print here name of individual whose signature appears above.)

info@madisonminerals.com www.madisonminerals.com TSX.V – MMR OTC.BB – MMRSF
2000-1055 West Hastings Street, Vancouver, B.C. V6E 2E9 Canada T.604.331.8772 F.604.331.8773 Toll Free 1.877.529.8475

September 24, 2009	Trading Symbols: TSX Venture – MMR OTC\BB – MMRSF Web Site: www.madisonminerals.com

MADISON ARRANGES NON-BROKERED PRIVATE PLACEMENT

Madison Minerals Inc. (TSX-V: MMR) is pleased to report that it has, subject to regulatory approval, arranged a non-brokered private placement of 3,500,000 units at a price of $0.15 per unit to generate proceeds of $525,000.  Each unit will consist of one common share of Madison and one half warrant, every whole warrant entitling the purchase of an additional share at a price of $0.25 per share for a period of twelve months.  A cash commission of 7% will be paid on the placement and Madison has agreed to grant brokers’ warrants for 7% of the units sold.

The proceeds of the placement will be used to fund the preparation of a National Instrument 43-101 compliant resource estimate for Madison’s Lewis Property, located adjacent to Newmont’s 8.5 million ounce Phoenix gold-copper mine in the prolific Battle Mountain-Cortez gold district of Nevada, and for working capital.

To find out more about Madison Minerals Inc., please visit our website at www.madisonminerals.com.

On behalf of the Board of Directors of

MADISON MINERALS INC.

  “Chet Idziszek”

Chet Idziszek, President

NEITHER TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

Madison Minerals Inc.

Interim Consolidated Financial Statements

Nine months Ended July 31, 2009

(Prepared by Management)

Unaudited Interim Financial Statements

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited financial statements for the period ended July 31, 2009.

Madison Minerals Inc.

(An exploration stage company)

Consolidated Balance Sheets

As at

	July 31,	October 31,
	2009	2008

ASSETS

Current
Cash and cash equivalents	$318,369	$582,179
Marketable securities (Note 4)	21,675	48,221
Due from joint venture partner	55,822	294,847
Other receivables	53,711	107,100
Prepaid expenses and deposits	3,857	3,857
	453,434	1,036,204

Resource properties (Note 5)	7,734,940	7,622,664
Fixtures and equipment	49,930	59,328
	$8,238,304	$8,718,196

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current
Accounts payable and accrued liabilities	$81,190	$140,182

Shareholders’ Equity
Capital Stock (Note 6)
Authorized
An unlimited number of common shares without par value
Issued
35,437,060 (October 31, 2008 – 35,437,076) common shares	68,001,686	68,001,686
Contributed surplus	3,657,216	3,657,216
Accumulated other comprehensive loss	(7,225)	(15,895)
Deficit	(63,494,563)	(63,064,993)
	8,157,114	8,578,014
	$8,238,304	$8,718,196

Subsequent event – Note 12

Madison Minerals Inc.

(An exploration stage company)

Consolidated Statements of Operations (unaudited)

For the periods

	Three Months	Three Months	Nine months	Nine months
	Ended	Ended	Ended	Ended
	July 31, 2009	July 31, 2008	July 31, 2009	July 31, 2008

Expenses
Amortization	$3,235	$17,683	$9,706	$20,595
Accounting and audit	16,950	52,000	41,170	80,000
Consulting	-	1,988	-	6,036
Exploration costs expensed	-	-	-	2,780
Filing fees	1,270	2,250	14,547	19,112
Insurance	1,502	11,456	1,502	12,393
Investor relations	1,009	9,960	24,205	51,794
Legal fees	1,770	3,494	17,960	14,827
Office and rent	6,359	31,414	40,104	82,577
Salaries and benefits	21,502	100,554	181,884	298,585
Stock based compensation	-	-	-	175,127
Transfer agent’s fees	4,517	1,142	7,082	8,600
Travel	-	13,264	568	15,042
	(58,114)	(245,205)	(338,728)	(787,368)
Other income
Interest earned	34	10,683	3,153	76,916
Project management fees	3,586	55,298	11,472	99,285
Writedown of resource property (Note 5)	-	-	(43,365)	-
Writedown of marketable securities (Note 4)	-	-	(35,216)	-
Foreign exchange gain (loss)	(20,336)	(11,217)	(26,886)	113,666
	(16,716)	54,764	(90,842)	289,867

Loss for the period	(74,830)	(190,411)	(429,570)	(497,501)

Unrealized gain (loss) on marketable securities (Note 4)	5,780	(331,398)	8,670	(2,282,754)
Comprehensive gain (loss) for the period	(69,050)	(521,839)	$(420,900)	$(2,780,255)

Basic and diluted loss per share	$(0.00)	$(0.00)	$(0.01)	$(0.01)

Weighted average number of common shares outstanding	35,437,060	35,437,076	35,437,060	35,437,076

Madison Minerals Inc.

(An exploration stage company)

Consolidated Statements of Deficit and Accumulated other Comprehensive Income (Loss)
(unaudited)

For the periods

		Three Months	Three Months		Nine months	Nine months
		Ended	Ended		Ended	Ended
		July 31, 2009	July 31, 2008		July 31, 2009	July 31, 2008

STATEMENT OF DEFICIT

Balance, beginning of period		$(63,419,733)	$(59,426,147)		$(63,064,993)	$(59,119,087)
Net income (loss) for period		(74,830)	(190,441)		(429,570)	(497,501)

Balance, end of period		$(63,494,563)	$(59,616,588)		$(63,494,563)	$(59,616,588)

STATEMENT OF ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Balance, beginning of period	$	(13,005)	$(2,392,865)	$	(15,895)	$(441,509)
Unrealized gain on marketable securities		5,780			8,670	-
Unrealized loss on marketable securities		-	(331,398)		-	(2,282,754)

Balance, end of period	$	(7,225)	$(2,724,263)	$	(7,225)	$(2,724,263)

Madison Minerals Inc.

(An exploration stage company)

Consolidated Statements of Cash Flows
(unaudited)

For the periods

		Three Months	Three Months	Nine months	Nine months
		Ended	Ended	Ended	Ended
		July 31, 2009	July 31, 2008	July 31, 2009	July 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	$	(74,830)	$(190,441)	$(429,570)	$(497,501)
Item not affecting cash
Amortization		3,235	17,683	9,706	20,595
Writedown of resource property		-	-	43,365	-
Writedown of marketable securities		-	-	35,216	-
Stock-based compensation		-	-	-	175,127
Changes in non-cash working capital items
Increase (decrease) in receivables		(1,411)	10,383	53,389	36,119
(Decrease) increase in accounts payable and accrued liabilities		28,136	87,301	(34,878)	122,014
		(44,870)	(75,074)	(322,722)	(143,646)

CASH FLOWS FROM FINANCING ACTIVITIES
Net joint venture partner advances received (expended)		(35,603)	(183,474)	239,025	(926,223)

CASH FLOWS FROM INVESTING ACTIVITY
Expenditures on resource properties		(60,524)	(828,821)	(179,755)	(2,745,913)
Expenditures on office fixtures		-	(31,898)	(308)	(54,546)
		(60,524)	(860,719)	(180,063)	(2,800,459)

Change in cash and cash equivalents		(140,997)	(1,119,267)	(263,810)	(3,870,328)

Cash and cash equivalents - Beginning of period		459,366	2,760,272	582,179	5,511,333

Cash and cash equivalents - End of period		$318,369	$1,641,005	$318,369	$1,641,005

Supplemental disclosure with respect to cash flows (note 11)

Madison Minerals Inc.

Notes to Interim Consolidated Financial Statements

for the nine months ended July 31, 2009

(unaudited)

1.

NATURE AND CONTINUANCE OF OPERATIONS

The Company is incorporated in the Province of British Columbia and is in the process of exploring its resource properties. It has not yet determined whether these properties contain ore reserves that are economically recoverable. To date, the Company has not earned significant revenues and is considered to be in the exploration stage.

At July 31, 2009, the Company had working capital of $372,244 (October 31, 2008 – $896,022) which management believes will be sufficient to meet the Company’s general and administrative expenses and expenditure commitments on its resource properties for the coming year. If the Company is to advance or develop its mineral properties further, it may become necessary to obtain additional funding. While the Company has been successful in obtaining funding in the past, there can be no assurance that it will be able to do so in the future. Note 12 refers to a financing subsequent to the balance sheet date, which, at the date of filing these financial statements, is subject to completion including regulatory approval.

These interim unaudited consolidated financial statements have been prepared on a going concern basis, which assumes the Company will be able to realize assets and discharge liabilities in the normal course of business for the foreseeable future.

The business of exploring resource properties involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable operations. The recoverability of amounts shown for resource properties is dependent upon the discovery of economically recoverable ore reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to complete exploration and subsequent development, and upon future profitable production from the properties or proceeds from disposition.

Although the Company has taken steps to verify the title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements, transfers or other claims, and title may be affected by undetected defects.

2.

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

While these interim unaudited consolidated financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements they follow the same accounting policies and methods of their application as the most recent annual financial statements and should be read in conjunction with the consolidated financial statements for the year ended October 31, 2008.

3.

SIGNIFICANT ACCOUNTING POLICIES

These interim unaudited consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements of the Company.

Madison Minerals Inc.

Notes to Interim Consolidated Financial Statements

for the nine months ended July 31, 2009

(unaudited)

4.

MARKETABLE SECURITIES

The Company’s holdings of marketable securities consist of shares in two public companies whose shares are listed on the TSX Venture Exchange (the Exchange).

					Fair value per
		Fair value			share	Fair value
	Number of	per share end		Fair value	beginning of	beginning of
	shares	of period		end of period	period	period

Buffalo Gold Ltd.	3,521,648	$0.00	$	Nil	$0.01	$35,216
Lund Gold Ltd.	289,000	$0.075		$21,675	$0.045	$13,005
				$21,675		$48,221

Because these shares are or have been listed on the Exchange, published quotations in an active market are or have been available. The company determines the fair value of its holdings of Lund Gold Ltd. (“Lund”) based on the closing bid price on the balance sheet date. In accordance with our accounting policies as set out in our annual audited financial statements, the Lund shares are classified as an “available for sale” financial instrument, and increases or decreases in the fair value are credited or charged to “other comprehensive income (loss)” in the statement of operations. During the period, the Company recognized a comprehensive gain of $0.03 per share for a total gain of $8,670. Trading in the shares of Buffalo Gold Ltd. (“Buffalo”) has been suspended on the Exchange, and effective April 30, 2009 the Company wrote down the carrying value of the shares of Buffalo to zero.

5.

RESOURCE PROPERTIES AND DEFERRED COSTS

	Lewis	Belencillo
	Property,	Property,
	Nevada	Panama	Totals

Balance, October 31, 2008	$7,579,299	$43,365	$7,622,664

Advance royalty payment	50,075	-	50,075
Assays	48,862	-	48,862
Contractors and geologic staff	22,530	-	22,530
Land and Legal	46,858	-	46,858
Reclamation bonds	7,274	-	7,274
Travel and accommodation	2,304	-	2,304
Adjustment to prior year costs	(22,262)	-	(22,262)
	155,641	-	155,641
Writedown recognized	-	(43,365)	(43,365)
Balance, July 31, 2009	$7,734,940	$-	$7,734,940

Madison Minerals Inc.

Notes to Interim Consolidated Financial Statements

for the nine months ended July 31, 2009

(unaudited)

6.

CAPITAL STOCK AND CONTRIBUTED SURPLUS

The Company’s authorized share capital consists of an unlimited number of common shares.

	Number of Shares	Amount	Contributed Surplus

Balance as at October 31, 2008	35,437,076	$68,001,686	$3,657,216
Reduction related to rounding of fractional share interests	(16)	-	-
Additions in period	-	-	-

Balance as at July 31, 2009	35,437,060	$68,001,686	$3,657,216

7.

STOCK OPTIONS AND SHARE PURCHASE WARRANTS

As at July 31, 2009, the following stock options were outstanding:

Number of Shares	Exercise Price	Expiry Date

100,000	0.75	May 27, 2010
500,000	0.38	May 27, 2010
1,687,616	1.10	October 20, 2011
200,000	0.77	April 27, 2012
750,000	0.25	April 13, 2013

3,237,616

As at July 31, 2009, there were no share purchase warrants outstanding:

8.

SEGMENTED INFORMATION

The Company has one operating segment being the exploration of mineral properties located in the United States (Note 5).  All equipment is held in Canada.

Madison Minerals Inc.

Notes to Interim Consolidated Financial Statements

for the nine months ended July 31, 2009

(unaudited)

9.

RELATED PARTY TRANSACTIONS

a)

The Company incurred the following expenses with directors and a company related by way of directors in common during the nine months ended July 31, 2009 and 2008:

	2009	2008
	$	$

Legal fees	13,950	8,650
Wages and benefits	130,500	163,836

Legal fees and wages and benefits have been expensed to operations, capitalized to resource properties or recorded as share issue costs, based on the nature of the expenditure.

b)

As at July 31, 2009, accounts payable and accrued liabilities include $27,500 (October 31, 2008 - $2,965) due to officers of the Company and companies related by way of common directors.

c)

During the nine months ended July 31, 2009, the Company recorded reimbursements of $112,712 (2008 - $82,226) for rental of office space received from companies related by way of common directors, under rental agreements between the related companies.

10.

FINANCIAL INSTRUMENTS AND RISKS

The Company’s financial instruments consist of cash and cash equivalents, marketable securities, receivables, accounts payable and accrued liabilities, and amounts due from or to the joint venture partner. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant credit or interest rate risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

Financial risk factors

The Company’s risk exposures and the impact on its financial instruments are summarized as follows.

Credit risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. The Company believes it has no significant credit risk.

Madison Minerals Inc.

Notes to Interim Consolidated Financial Statements

for the nine months ended July 31, 2009

(unaudited)

10.

FINANCIAL INSTRUMENTS (cont'd…)

Liquidity risk

The Company manages liquidity risk by ensuring that it maintains sufficient liquidity to meet liabilities as they become due. As at July 31, 2009 the Company had cash balances totaling $318,369 (October 31, 2008 – $582,179) to settle current liabilities of $81,190 (October 31, 2008 – $140,182). Most of the Company’s financial liabilities have payment terms of 10 to 30 days and are subject to normal trade terms. Refer also to Note 12 – subsequent event.

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity and equity prices.

(a)

Interest rate risk

The Company holds cash balances and has no interest-bearing debt. The Company’s cash balances are held in demand deposits with a major Canadian chartered bank. The Company periodically monitors and is satisfied with the credit rating of its bank.

(b)

Foreign exchange rate risk

The Company’s mineral property costs are incurred predominantly in U.S. dollars and the line items in its statement of operations are incurred predominantly in Canadian dollars, and any future equity raised is expected to be in Canadian dollars. As at July 31, 2009 the Company had balances denominated in U.S. dollars of cash US$89,717, a receivable of US$51,735 and accounts payable of US$338. For each 1% change in the U.S. dollar versus the Canadian dollar a gain or loss of US$1,411 would arise. Consequently, the Company believes it is not exposed to significant currency risk at this time. The Company has to date elected not to seek protection from adverse changes in foreign exchange rates by such means as hedges, options or futures contracts.

(c)

Price risk

The Company is exposed to price risk with respect to equity prices, and in particular to movements in the market price of shares of Lund. Each $0.01 increase or decrease in the fair value of Lund has the effect of adding or subtracting $2,890 to or from the Company’s comprehensive income.

Madison Minerals Inc.

Notes to Interim Consolidated Financial Statements

for the nine months ended July 31, 2009

(unaudited)

11.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	2009	2008

Non-cash operating activities
Accounts payable incurred for resource property expenditures	$(24,114)	$(50,213)
Drawdowns of advances to contractors	-	35,443

	$(24,114)	$(14,770)

Non-cash investing activities
Resource property expenditures incurred through accounts payable	$24,114	$50,213
Resource property expenditures – effect of drawdown of contractors’ advances	-	(35,443)

	$24,114	$14,770

12.

SUBSEQUENT EVENT

On September 24, 2009 the Company announced a non-brokered private placement of 3,500,000 units at the price of $0.15 per unit to raise gross proceeds of $525,000. Each unit consists of one common share and one-half warrant, with each whole warrant exercisable for the purchase of an additional share at the exercise price of $0.25 per share for a period of 12 months. This placement is subject to regulatory approval. Agents’ commissions of 7 per cent of cash proceeds and agents’ warrants for 7 per cent of the units sold apply to a portion of the placement.

Madison Minerals Inc.	FORM 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED JULY 31, 2009

Introduction and Overview

Madison Minerals Inc. is a junior mineral exploration company listed on the TSX Venture Exchange under the trading symbol “MMR” and on the U.S. OTC Bulletin Board under the symbol “MMRSF”. Madison’s current exploration focus is the Lewis Gold Project in the Battle Mountain District of Nevada.

Madison is in the business of the acquisition, exploration, exploration management and sale of mineral properties, with the primary aim of advancing them to a stage where they can be exploited at a profit. We do not currently have any producing properties and our current operations are exploratory searches for mineable deposits of minerals. The Lewis Gold Project has been Madison’s primary focus since 2005.

This MD&A is dated September 28, 2009 and discloses specified information up to that date. Madison is classified as a “venture issuer” for the purposes of National Instrument 51-102. Our financial statements are prepared in accordance with generally accepted accounting principles applicable in Canada and are expressed in Canadian dollars. The discussion and analysis should be read together with the interim consolidated financial statements for the nine months ended July 31, 2009 and related notes attached thereto (the “Q3 Financial Statements”). Throughout this report we refer from time to time to “Madison”, “the Company”, “we”, “us”, “our” or “its”. All these terms are used in respect of Madison Minerals Inc. which is the reporting issuer in this document. We recommend that readers consult the “Cautionary Statement” on the last page of this document.

Overall Performance

The following summarizes the significant events and transactions in our mineral projects during and subsequent to the period.

Lewis Gold Project, Nevada

On March 19, 2009 we reported results from the 2008 drill program with a news release filed on the SEDAR website at www.sedar.com. The program consisted of 17 core holes totalling 3,855 metres and 33 reverse circulation holes totalling 5,567 metres. The target was the central portion of the Virgin Zone and included both in-fill and step-out holes using 30 metre drill spacing. The drilling expanded the Virgin Zone by 100 metres down-dip over a 300 metre strike length. The Virgin Zone remains open to expansion to the north and to the west and has been defined along a 750 metre north-south strike and a 350 metre east-west extent, to a depth of 240 metres.

Multi-element ICP analytical results from 2008 confirm a favourable correlation between gold mineralization and silver, lead and zinc values. Significantly higher silver values were encountered in the 2008 drilling. There is an apparent mineral zonation on the property with silver values increasing to the north and west.

Significant gold and silver results from the 2008 drilling compare favourably with previous reported styles and grades of mineralization including high grade mineralized structural intersections, steeply oriented structural mineralization and sub-horizontal lower grade mineralization hosted by favourable Antler stratigraphy.

On September 22, 2009 we issued a President’s letter which further summarized exploration work on and the status of the Lewis Gold Project. That letter reported that since acquiring the project in 2002, Madison and its joint venture partner have completed extensive geological mapping and sampling along with 20 kilometres of induced polarization (IP) geophysics, and have drilled 36,100 metres in 29 core holes and 145 reverse circulation drill holes, primarily to evaluate the Virgin zone. Included are seven drill holes which have tested a 550 metre north-south strike extent of the sub-parallel Buena Vista mineral zone, which is located 500 metres southeast of the Virgin area and is within an ultimate proposed pit push-back area for the adjacent Phoenix Mine (gold-copper) of Newmont Mining Corporation, for which Newmont provides an estimated mine life to at least  the year 2025.

This President’s letter set out that during the remainder of 2009 we propose to complete a National Instrument 43-101 compliant resource estimate for the Virgin gold zone and to carry out additional drilling on the Buena Vista zone. It also sets out that there are several other exploration targets on the Lewis project lands, some of which supported historic high-grade production.

Madison Minerals Inc. Nine months ended July 31, 2009 Management Discussion and Analysis Page 2 of 6

Belencillo Gold Project, Panama

As described in note 5 to our October 31, 2008 annual audited financial statements, we hold a 31.12 per cent interest in this concession. Madison is working towards the disposition of this interest, which we believe has been enhanced by activity in 2008 related to the adjacent Petaquilla copper project held by unrelated operators. Because we have no confirmed plans for this project and it has not had any material exploration activity since the 2006 fiscal year, we wrote down all our costs in this project during the second fiscal quarter in the amount of $43,365.

Mount Kare Gold Project, Papua New Guinea

The Papua New Guinea (PNG) corporation which holds this project is in liquidation, with the goal of realizing proceeds which exceed the PNG liabilities.  Madison intends to commit no further significant funds to this project, the carrying value of which has been written down to zero in prior fiscal periods.

Comment on Recent and Current Economic Conditions

Recognizing CSA Staff Notice 51-328 published January 8, 2009, Company management is providing the following views on the current economic environment and the specific matters we have considered in preparing the Q3 Financial Statements and this MD&A. The latter half of 2008 and early 2009 saw dramatic reductions in valuations across many markets, including commodity prices and both senior equities and junior development stage equities. Many companies in our industry have experienced reductions in valuations of 90 per cent or more. Madison’s share price on the TSX Venture Exchange between July 1, 2008 and the date of this report has ranged from a high of $0.22 to a low of $0.055, with a closing trade price on September 28, 2009 of $0.155. Our management group has been in the exploration business for many years, and has successfully financed or otherwise maintained companies in good markets, mediocre markets, and in volatile markets such as exist at this time. Note 12 to the Q3 Financial Statements sets out a private placement announced September 24, 2009 to raise total gross proceeds of $525,000; at the date of this report, this placement is subject to completion including regulatory approval.

We have considered whether the current economic challenges could indicate possible impairment of the carrying values of the Lewis project. Following a focused review, we have concluded that conditions suggesting impairment are not present. Among other matters, our news release of March 19, 2009 on this project portrayed numerous encouraging drill results from the 2008 program and our President’s letter of September 22, 2009 sets out plans to carry out a 43-101 resource estimate for the Virgin zone as set out above under “Lewis Gold Project, Nevada”.

At this stage of development, Madison does not generate cash flow and consumes significant cash resources in carrying on its exploration business. Considering management’s track record of survival in past difficult markets and the indicated merit of the Lewis project, we hold the opinion that the Company is likely to be able to continue on a going-concern basis for the current and subsequent fiscal years.

Our essential conclusion at this time is to continue our business strategy of advancing our projects. The amounts likely to be expended on the Lewis Gold Project for 2009 will be lower than in 2008, reflecting the Company’s current cash resources.

Madison Minerals Inc. Nine months ended July 31, 2009 Management Discussion and Analysis Page 3 of 6

Results of Operations – Summary of Quarterly Results

	Three Months Ended July 31, 2009	Three Months Ended April 30, 2009	Three Months Ended January 31, 2009	Three Months Ended October 31, 2008	Three Months Ended July 31, 2008	Three Months Ended April 30, 2008	Three Months Ended January 31, 2008	Three Months Ended October 31, 2007
Total assets	$ 8,238,304	$ 8,285,955	$ 8,559,025	$ 8,718,196	$9,591,691	$10,214,442	$10,615,638	$13,051,241
Resource properties	7,734,940	7,681,153	7,695,913	7,622,664	7,188,004	6,363,922	6,089,294	4,456,861
Working capital	372,244	491,846	692,524	896,022	2,076,317	3,436,453	4,340,583	7,411,096
Shareholders’ equity	8,157,114	8,226,164	8,444,638	8,578,014	9,318,051	9,839,890	10,455,227	11,923,179
Revenues	nil	nil	nil	nil	nil	nil	nil	nil
Net income (loss)	(74,830)	(221,364)	(133,376)	(3,448,405)	(190,441)	(303,212)	(3,848)	3,259,851
Earnings (loss) per share	(0.00)	(0.01)	(0.00)	(0.10)	(0.00)	(0.01)	(0.00)	0.10

Discussion of quarterly results

The operating results of junior exploration companies typically demonstrate wide variations from period to period. These variances arise from fluctuations in such costs as stock-based compensation, exploration costs expensed or written down, professional and consulting fees, transfer and filing fees, public relations costs and general office expense, and in many cases arise from the timing of larger billings. Management of Madison does not believe that much meaningful information about our operations can be derived from an analysis of quarterly fluctuations in more detail than presented in the quarterly and annual financial statements.

This being said, particular attention should be drawn in fiscal 2007 to the financial statement impact of Madison’s disposition of the interest in the Mt. Kare project, which was recognized in the fourth quarter of that year. The shares received from Buffalo were ascribed the fair value of $3,375,500 before the deduction of certain transaction costs of $9,619. Because all our costs of the Mt. Kare project had been written down to a zero carrying cost in prior fiscal years, this amount was included as a non-recurring revenue item in our statement of operations during the fourth fiscal quarter. This gave rise, in both the fourth fiscal quarter and for the year as a whole, to the Company showing net income, as opposed to its customary showing of losses. During the 2008 fiscal year, the fair value of the Buffalo shares diminished quarter on quarter, and in the fourth quarter the Company made the determination that these shares had suffered a permanent impairment of value, resulting in a writedown charged to the statement of operations for that quarter of $3,340,283.

With the exception of these very material non-recurring items recognized in the fourth quarters of fiscal 2007 and 2008, the significant changes in Madison’s key financial data over the eight quarters scheduled above can be attributed principally to exploration expenditures on the Lewis Property in Nevada.

Administrative costs for the 2009 second quarter were $58,000 or 76 per cent lower than in 2008. This pronounced decrease arose from a focused campaign to adjust costs to diminished cash resources available, and the largest reductions were realized in salary and benefits costs, in office and rent costs and in travel costs. Accounting and audit costs also reduced significantly because first time compliance costs with U.S. Sarbanes-Oxley legislation incurred in the 2008 year did not recur in 2009. Income and expense items other than administrative costs deteriorated significantly; decreased interest income reflects the drawdown of cash balances together with near-zero investment returns available; reduced project management fees reflect sharply diminished project expenditures; and our foreign exchange losses on net holdings of U.S. dollar denominated assets increased in the continuing volatility of FX markets characterized generally by a deteriorating exchange rate of the U.S. dollar. Our business requires that we hold certain cash and receivable balances in U.S. dollars.

Analysis of cash flows

Madison’s management believes that the financial analysis of a resource exploration company is best focused on the statement of cash flows. This statement demonstrates our ability to raise and maintain the necessary funding to pursue our exploration targets and to administer the company while doing so. For the quarter ended July 31, 2009 we drew down our cash resources by a net $141,000 made up of the following: $61,000 expended on the Lewis Gold Project; $45,000 on operations; and an increase of $35,000 in balances due from our joint venture partner. In the comparable 2008 period, cash resources decreased by $1,119,000, principally attributable to $828,000 expended on our interest in the Lewis Gold Project, $75,000 on operations, an increase of $183,000 in balances due from our joint venture partner, and $32,000 expended on an office and leasehold upgrade. The levels of activity on the Lewis project, and related levels of administrative support, were and are the principal drivers of our cash flows.

Madison Minerals Inc. Nine months ended July 31, 2009 Management Discussion and Analysis Page 4 of 6

Because of balances remaining from significant financings completed in the 2006 fiscal year, Madison concluded its third 2009 fiscal quarter adequately funded, with net cash resources of $318,000, $81,000 in current liabilities and no long term debt. The private placement announced September 24, 2009 referred to in Note 12, if completed, will augment our cash position significantly.

Liquidity

Based on its existing working capital, Madison has sufficient funds to meet a restrained level of general and administrative expenses and its share of the probable costs of the next phases of exploration on the Lewis Property for the current fiscal year. Programs and budgets for 2009 for the Lewis Property will conform to the funds available. The private placement announced September 24, 2009 referred to in Note 12, if completed, will provide significantly greater liquid resources.

The Company has undertaken a program of reducing general and administrative costs. This is reflected in a reduction of these costs from the level of the comparable quarter in the prior fiscal year of some $187,000 or 76 per cent. Costs for the third quarter of the current fiscal year are lower by some $78,000 or 57 per cent from the immediately preceding quarter. We expect our administrative costs to continue at lesser levels than prior years over the course of the next several quarters.

Capital Resources

At July 31, 2009 and to the date of this report, Madison has an adequate cash and working capital position. The private placement announced September 24, 2009 referred to in Note 12, if completed, will augment our working capital position significantly. In January 2009 Madison paid on behalf of the joint venture the first anniversary annual advance royalty payment in respect of the Lewis Gold Project in the amount of USD $70,204 of which Madison’s share was 60 per cent. To fulfill the advance royalty commitment at the second anniversary, a payment of approximately the same amount will be required in December 2009. The Company and the joint venture have no other commitments for capital expenditures. The Company has a non-capital commitment for the lease of rental office space as set out in Note 12 to the October 31, 2008 annual audited financial statements, and expects to recover a high proportion of these amounts from related companies as also set out therein. Those companies are well funded.

We also refer readers to our “Comment on Recent and Current Economic Conditions” on page 2 of this document.

Related Party Transactions

During the nine months ended July 31, 2009, Madison incurred legal fees of $13,950 with a company controlled by a director and officer of the Company. We also paid or accrued salaries and benefits of $100,000 and $30,500 to the Chief Executive Officer and a director, respectively, and were reimbursed for office rent and related costs of $112,712 by companies with a number of common directors. As at July 31, 2009, accounts payable and accrued liabilities included $27,500 due to related parties. These transactions are in the normal course of operations and are measured at the exchange amount which is the amount of consideration established and agreed to by the Company and the related parties.

Changes in Accounting Standards

As described in Note 2 to the October 31, 2008 annual audited financial statements, the Company will change the set of accounting principles under which it reports to International Financial Reporting Standards (IFRS) with the transition date of November 1, 2011 and will provide its first financial statements prepared under IFRS in respect of its interim financial statements for the three months ended January 31, 2012. These statements will require comparative amounts determined under IFRS for the prior fiscal year period, which in turn will require, as part of preparing the January 2012 statements, the restatement to conform to IFRS of the Company’s prior year balance sheet at October 31, 2010. While the Company has begun assessing and planning its adoption of IFRS in 2011, the complete financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time. The Company has to date determined, among other matters, that it expects to be able to carry forward its principal accounting policies in respect of mineral properties unchanged under IFRS; these are among its most significant accounting policies.

Madison Minerals Inc. Nine months ended July 31, 2009 Management Discussion and Analysis Page 5 of 6

Financial Instruments

Madison’s material financial instruments consist of cash, marketable securities, receivables (including amounts receivable from our joint venture partner), and accounts payable. Unless otherwise noted, it is management’s opinion that we are not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of our financial instruments is approximately equal to their carrying values. As at July 31, 2009, of our total current assets of $453,434 the amount of $ 89,726 or 20 per cent represented the translated value of U.S. dollar bank holdings, and $55,822 or 12 per cent represented the translated value of advances paid by us on behalf of our joint venture partner denominated in U.S. dollars, exposing the Company, on an accounting basis, to a foreign exchange risk, and to a potential credit risk. At July 31, 2009 we did not have material payable balances denominated in U.S. dollars. Madison has to date not entered into the use of derivative instruments or foreign exchange contracts to hedge against gains or losses arising from foreign exchange fluctuations. We engage specialist foreign exchange consultants to advise on foreign exchange forecasts, trends, and the timing of acquisitions of cash denominated in foreign currencies. Our marketable securities are measured at fair value, based upon the closing bid price at the balance sheet date.

Statutory Disclosure

Important additional information about Madison, including news releases and material change reports, is available on the SEDAR website – www.sedar.com .

Disclosure by venture issuer without significant revenue

Analyses of the material components of Madison’s general and administrative expenses and of the material components of the acquisition and deferred exploration costs of our mineral properties for the current fiscal year to date are provided in the financial statements to which this MD&A relates. The largest component of the reduced general and administrative expenses between fiscal 2008 and 2009 is in salaries and benefits, reflecting reduced activities. Reductions were also achieved in net office costs, in accounting and audit costs, and in travel costs.

Outstanding Share Data

The authorized share capital of the Company is an unlimited number common shares without par value of which 35,437,060 were outstanding at July 31, 2009 and the date hereof.

At July 31, 2009 and the date hereof, Madison had no share purchase warrants outstanding.

At July 31, 2009 and the date hereof, we had the following incentive stock options outstanding:

Number of Stock Options	Exercise Price	Expiry Date
100,000	$0.75	May 27, 2010
500,000	$0.38	May 27, 2010
1,687,616	$1.10	October 20, 2011
200,000	$0.77	April 27, 2012
750,000	$0.25	April 14, 2013
3,237,616	$0.76	[weighted average]

Vancouver, British Columbia	ÐÑÐÑÐÑ	September 28, 2009

Madison Minerals Inc. Nine months ended July 31, 2009 Management Discussion and Analysis Page 6 of 6

Cautionary Statement

This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration plans and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, (i) estimates of exploration investment and scope of exploration programs, and (ii) estimates of stock-based compensation expense. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral exploration, price and other volatility in the financial markets and in the mineral commodities we seek, and operational and political risks. We recommend that users of this document do not place undue reliance on forward-looking statements.

Form 52-109FV2

Certification of interim filings - venture issuer basic certificate

I, Chet Idziszek, Chief Executive Officer of Madison Minerals Inc., certify the following:

1.

Review:I have reviewed the interim financial statements and interim MD&A (together, the “interim filings”) of Madison Minerals Inc., (the “issuer”) for the interim period ended July 31, 2009.

2.

No misrepresentations:Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.

Fair presentation:Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: September 29, 2009

“Chet Idziszek”

Chet Idziszek,

Chief Executive Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i)

controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.  Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Form 52-109FV2

Certification of interim filings - venture issuer basic certificate

I, Ian Brown, Chief Financial Officer of Madison Minerals Inc., certify the following:

1.

Review:I have reviewed the interim financial statements and interim MD&A (together, the “interim filings”) of Madison Minerals Inc., (the “issuer”) for the interim period ended July 31, 2009.

2.

No misrepresentations:Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.

Fair presentation:Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: September 29, 2009

“Ian Brown”

Chet Idziszek,

Chief Financial Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i)

controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.  Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.